UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                                  Go2Net, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   383 486 107
                                 (CUSIP Number)

         Check the  following  box to designate  the rule pursuant to which this
Schedule is filed:

          ___  Rule 13d-1(b)
          ___  Rule 13d-1(c)
          ___  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 383 486 107                                          Page 2 of 6 Pages




1             Name of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only)

              Russell C. Horowitz

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) |_|
                (b) |_|

3             SEC Use Only


4             Citizenship or Place of Organization         USA

Number        5          Sole Voting Power
of Shares
Benefic-                 3,671,486
ially
owned
by Each
Reporting
Person
With
              6          Shared Voting Power

                         0

              7          Sole Dispositive Power

                         3,671,486

              8          Shared Dispositive Power

                         0

9             Aggregate Amount Beneficially Owned by Each Reporting Person

              3,671,486

10            Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions)          |_|


11            Percent of Class Represented by Amount in Row 11

              9.2%

12            Type of Reporting Person (See Instructions)         IN

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CUSIP No. 383 486 107                                          Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Go2Net, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  999 Third Avenue
                  Suite 4700
                  Seattle, WA  98104

Item 2(a)         Name of person filing:

                  Russell C. Horowitz

Item 2(b) Address of principal business office or, if none, residence:

                  c/o Go2Net, Inc.
                  999 Third Avenue
                  Suite 4700
                  Seattle, WA  98104

Item 2(c)         Citizenship:

                  USA

Item 2(d)         Title of class of securities:

                  Common Stock, $.01 par share

Item 2(e)         CUSIP Number:

                  383 486 107

Item 3 If Statement filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


                  (a)      |_| Broker or dealer registered under section 15
                               of the Act (15 U.S.C. 78o).

                  (b)      |_| Bank as defined in section 3(a)(6) of the Act
                               (15 U.S.C. 78c).

                  (c)      |_| Insurance company as defined in section 3(a)(19)
                               of the Act (5 U.S.C. 78c).

                  (d)      |_| Investment company registered under section 8
                               of the Investment Company Act (15 U.S.C. 80a-8).

                  (e)      |_| An investment adviser in accordance with
                               section 240.13d-1(b)(1)(ii)(E);

                  (f)      |_| An employee Benefit Plan, Pension Fund or
                               Endowment Fund in accordance with Section
                               240.13d-1(b)(1)(ii)(F);
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CUSIP No. 383 486 107                                         Page 4 of 6 Pages

                  (g)      |_| A parent holding company or control person
                               in accordance with Section
                               240.13d-1(b)(1)(ii)(G);

                  (h)      |_| A savings associations as defined in Section 3(b)
                               of the Federal Deposit Insurance Act
                               (12 U.S.C. 1813);

                  (i)      |_| A church plan that is excluded from the
                               definition of an investment company under
                               section 3(c)(14) of the Investment Company
                               Act of 1940 (15 U.S.C. 80a-3);

                  (j)      |_| Group, in accordance with Section
                               240.13d-1(b)(1)(ii)(J);


Item 4            Ownership:

                  (a)      Amounts beneficially owned:

          As of December 31, 1999, the reporting person directly owned 668,080 shares of the Issuer's common stock individually, indirectly owned 1,800,000 shares of the Issuer's Common Stock through a Company owned 100% by the reporting person and may be deemed to own 407,656 shares of the Issuer's Common Stock directly owned by Xanthus Management, LLC. The reporting person is a director and executive officers of Xanthus Management, LLC. The reporting person disclaims beneficial ownership of the shares held by Xanthus Management, LLC, except to the extent of his prcuniary interests therein. In addition, the reporting person owned at December 31, 1999 exercisable options to purchase 795,750 shares of the Issuer's common stock.

                 (b) Percent of class:

          The reporting person may be deemed to be the beneficial owner for purposes of Schedule 13G of 3,761,486 shares of common stock, which would constitute 9.2% of the Issuer's 39,332,636 shares of common stock outstanding as of December 31, 1999, which includes shares of Series A Preferred Stock convertible into 9,075,782 shares of common stock on an as converted basis. The reporting person disclaims beneficial ownership of the 407,656 shares held by Xanthus Management, LLC, except to the extent of his pecuniary interests therein.

                  (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote:  3,671,486

                    (ii)   Shared power to vote or to direct the vote: 0

                   (iii) Sole power to dispose or to direct the disposition of: 3,671,486

                    (iv) Shared power to dispose or to direct the disposition of: 0

Item 5            Ownership of 5% or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6            Ownership of More than 5% on Behalf of Another Person.


                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

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CUSIP No. 383 486 107                                          Page 5 of 6 Pages


Item 8            Identification and Classification
                  of Members of the Group:                 |_| EXHIBIT ATTACHED

                  Not applicable.

Item 9            Notice of Dissolution of Group:          |_| EXHIBIT ATTACHED

                  Not applicable.

Item 10           Certification:                           |_| EXHIBIT ATTACHED

                  Not applicable.


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CUSIP No. 383 486 107                                          Page 6 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:                                          /s/Russell C. Horowitz
                                                  Russell C. Horowitz